Press Release
Investor Contact: Ahmed Pasha 703-682-6451
Media Contact: Amy Ackerman 703-682-6399

AES Reports Third Quarter 2015 Proportional Free Cash Flow of $621 Million and Adjusted Earnings Per Share of $0.39

Guidance & Expectations

•	Reaffirming 2015 guidance ranges for cash flow; lowering Adjusted EPS range to $1.18-$1.25 from $1.25-$1.35

◦	Primarily reflecting the impact from devaluation in foreign currencies, changes in commodity prices, lower demand and higher interest rates in Brazil and outages at DPL and AES Hawaii

•	Expecting 2016-2018 average annual growth of at least 10% for Proportional Free Cash Flow and Parent Free Cash Flow, relative to the prior expectation of 10%-15%

◦	Providing full year 2016 Proportional Free Cash Flow guidance of $1,125-$1,475 million

•
Lowering 2016-2018 Adjusted EPS expectations to reflect a more significant impact from macroeconomic factors, including devaluation in foreign currencies, changes in commodity prices and lower demand and higher interest rates in Brazil

◦	Announcing $150 million in additional cost savings and revenue enhancement initiatives, which largely offset the impact from macroeconomic headwinds by 2018

◦	Providing full year 2016 Adjusted EPS guidance of $1.05-$1.15, relative to previous expectation of flat to modest growth off the mid-point of prior 2015 guidance of $1.25-$1.35

Other Highlights

•	Announcing a new $400 million share repurchase authorization that the Company expects to use opportunistically in conjunction with debt retirement to further strengthen credit metrics

•	Reaffirming policy of increasing its dividend by 10% annually

•	5,782 MW of largely funded projects under construction are on track to come on-line through 2018, as previously expected

ARLINGTON, Va., November 5, 2015 – The AES Corporation (NYSE: AES) today reported Proportional Free Cash Flow (a non-GAAP financial measure) for the third quarter of 2015 of $621 million, an increase of $194 million from third quarter 2014, primarily driven by the timing of the collection of receivables in the Dominican Republic. Third quarter 2015 Consolidated Net Cash Provided by Operating Activities increased $152 million to $915 million, primarily driven by the same factors as Proportional Free Cash Flow.

Third quarter 2015 Adjusted Earnings Per Share (Adjusted EPS, a non-GAAP financial measure) increased $0.02 to $0.39, primarily due to equity earnings from Guacolda in Chile, as well as a 6% reduction in share count and lower Parent interest expense, partially offset by devaluation in foreign currencies. Third quarter 2015 Diluted Earnings Per Share from Continuing Operations was $0.26, a decrease of $0.41 from third quarter 2014, primarily due to the $0.39 gain on the sale of 45% of the Company's interest in Masinloc in the Philippines in the third quarter of 2014.

"We are obviously disappointed with the impact of global macroeconomic factors on our outlook. Accordingly, we are launching $150 million in cost reduction and revenue enhancement initiatives that will offset the majority of these headwinds by 2018," said Andrés Gluski, AES President and Chief Executive Officer.

"Despite these challenges, we are generating strong and growing Proportional and Parent Free Cash Flow, both of which we expect to grow by at least 10% per year. We will continue to invest our discretionary cash in dividend growth, Parent debt reduction and share repurchases, to maximize per share risk-adjusted returns for our shareholders."

"The growth in our cash flow will be driven by the completion of 6 GW of largely funded projects under construction that are coming on-line through 2018. As a result, we expect to have $2.6 billion in discretionary cash from 2016 to 2018, which includes a 30% increase in our Parent Free Cash Flow when compared to 2013 to 2015," said Tom O'Flynn, AES Executive Vice President and Chief Financial Officer.

Table 1: Key Financial Results

	Third Quarter		Year-to-date September 30,		Full Year 2015 Guidance
$ in Millions, Except Per Share Amounts	2015	2014	2015	2014
Proportional Free Cash Flow[1,2]	$621	$427	$948	$604	$1,000-$1,350
Consolidated Net Cash Provided by Operating Activities	$915	$763	$1,505	$1,216	$1,900-$2,700
Adjusted EPS[1]	$0.39	$0.37	$0.88	$0.89	$1.18-$1.25
Diluted EPS from Continuing Operations	$0.26	$0.67	$0.56	$0.81	N/A

[1]	A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

[2]
Defined as Proportional Net Cash Provided by Operating Activities, less Maintenance Capex, which includes non-recoverable environmental capex. Beginning in Q1 2015, the definition was revised to also exclude cash flows related to service concession assets.

Discussion of Drivers of Proportional Free Cash Flow (a non-GAAP financial measure), Adjusted Pre-Tax Contribution (Adjusted PTC, a non-GAAP financial measure) and Adjusted EPS
The Company manages its portfolio in six market-oriented Strategic Business Units (SBUs): US (United States), Andes (Chile, Colombia and Argentina), Brazil, MCAC (Mexico, Central America and Caribbean), Europe, and Asia.

Table 2: Proportional Free Cash Flow1

$ in Millions	Third Quarter			Year-to-Date September 30,
	2015	2014	Variance	2015	2014	Variance
US	$218	$316	$(98)	$477	$502	$(25)
Andes	134	86	48	131	126	5
Brazil	31	52	(21)	(36)	(12)	(24)
MCAC	259	50	209	391	130	261
Europe	33	17	16	207	167	40
Asia	50	18	32	59	66	(7)
Corp	(104)	(112)	8	(281)	(375)	94
Total	$621	$427	$194	$948	$604	$344
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

Third quarter 2015 Proportional Free Cash Flow increased $194 million to $621 million, as described above. Key drivers of this improvement included:

•
US: A decrease of $98 million, primarily driven by lower contributions as a result of the sale of a minority interest in IPL, as well as lower collections and the timing of working capital at IPL and lower merchant volumes and prices at DPL.

•	Andes: An increase of $48 million, mainly driven by an increase in VAT refunds related to the construction of Cochrane in Chile.

•	Brazil: A decrease of $21 million, primarily driven by increased working capital as a result of higher recoverable energy purchases at Eletropaulo.

•	MCAC: An increase of $209 million, primarily due to the timing of the collection of outstanding receivables in the Dominican Republic.

•
Europe: An increase of $16 million, primarily driven by higher collections at Kavarna in Bulgaria and improved working capital since the commencement of operations at IPP4 in Jordan in July 2014, partially offset by the sale of Ebute in Nigeria in 2014.

•	Asia: An increase of $32 million, primarily due to the commencement of operations at Mong Duong in Vietnam and higher contributions from Masinloc in the Philippines.

•	Corp/Other: An increase of $8 million, primarily driven by lower Parent interest expense as a result of the reduction in recourse debt.

Third quarter 2015 Consolidated Net Cash Provided by Operating Activities increased $152 million to $915 million, primarily driven by the timing of the collection of outstanding receivables in the Dominican Republic and an increase in VAT refunds related to the construction of Cochrane in Chile, partially offset by increased working capital as a result of higher energy purchases at Eletropaulo in Brazil.

For the nine months ended September 30, 3015, Proportional Free Cash Flow increased $344 million to $948 million, primarily due to improved working capital in MCAC and lower Parent interest expense. Key drivers of the improvement in 2015 included:

•
US: A decrease of $25 million, primarily driven by lower contributions as a result of the sale of a minority interest in IPL, lower operating results and higher maintenance costs at IPL and lower wind generation, partially offset by improved working capital and operating performance at DPL.

•	Andes: An increase of $5 million, mainly driven by an increase in VAT refunds related to the construction of Cochrane in Chile, mostly offset by a higher tax payment at Chivor in Colombia.

•
Brazil: A decrease of $24 million, primarily driven by higher energy purchases in the spot market as a result of unfavorable hydrology at Tiete, partially offset by lower maintenance costs and higher collections at Sul.

•
MCAC: An increase of $261 million, primarily driven by the timing of the collection of outstanding receivables in the Dominican Republic, improved operating performance in Panama and improved working capital in El Salvador and Puerto Rico.

•
Europe: An increase of $40 million, primarily driven by improved working capital at Maritza in Bulgaria and at IPP4 in Jordan, partially offset by lower contributions from Kilroot in the United Kingdom and from the sales of the Company's businesses in Africa, and its wind businesses in the United Kingdom.

•
Asia: A decrease of $7 million, primarily related to the sale of a minority interest in Masinloc in the Philippines and higher working capital at Masinloc, partially offset by the commencement of operations at Mong Duong in Vietnam.

•
Corp/Other: An increase of $94 million, primarily driven by lower Parent interest expense as a result of the reduction in recourse debt, as well as realized foreign currency gains associated with the Company's on-going hedging activities.

For the nine months ended September 30, 2015, Consolidated Net Cash Provided by Operating Activities increased $289 million to $1,505 million, primarily driven by improved working capital in MCAC, partially offset by lower operating results and increased working capital at Tiete in Brazil.

Table 3: Adjusted PTC1 by SBU and Adjusted EPS1

$ in Millions, Except Per Share Amounts	Third Quarter			Year-to-date September 30,
	2015	2014	Variance	2015	2014	Variance
US	$101	$156	$(55)	$263	$311	$(48)
Andes	150	120	30	$322	$277	45
Brazil	23	—	23	$85	$184	(99)
MCAC	92	124	(32)	$248	$284	(36)
Europe	45	79	(34)	$171	$267	(96)
Asia	24	2	22	$66	$33	33
Total SBUs	$435	$481	$(46)	$1,155	$1,356	$(201)
Corp/Other	(113)	(127)	14	$(330)	$(419)	89
Total AES Adjusted PTC[1,2]	$322	$354	$(32)	$825	$937	$(112)
Adjusted Effective Tax Rate	22%	25%		28%	32%
Diluted Share Count	682	740		694	727
Adjusted EPS[1]	$0.39	$0.37	$0.02	$0.88	$0.89	$(0.01)
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.
2 Includes $59 million and $5 million of after-tax adjusted equity in earnings for third quarter 2015 and 2014, respectively. Includes $77 million and $37 million of after-tax adjusted equity in earnings for year-to-date September 30, 2015 and 2014, respectively.

For the three months ended September 30, 2015, Adjusted EPS was $0.39, an increase of $0.02 compared to the same period last year, as described above. Third quarter 2015 Adjusted PTC decreased $32 million to $322 million. Key operating drivers of Adjusted PTC included:

•	US: A decrease of $55 million, primarily driven by the expected transition to market pricing for the Company's regulated load and lower merchant volumes and prices at DPL.

•	Andes: An increase of $30 million, primarily due to a restructuring at Guacolda in Chile and higher energy prices at Chivor in Colombia, partially offset by the devaluation in the Colombian Peso.

•	Brazil: An increase of $23 million, primarily driven by lower spot purchases due to lower contracted requirements at Tiete, partially offset by a weaker Brazilian Real.

•	MCAC: A decrease of $32 million, primarily driven by lower spot sales, LNG sales and ancillary services in the Dominican Republic, partially offset by improved hydrology in Panama.

•
Europe: A decrease of $34 million, primarily driven by a weaker Euro and the timing of planned outages at Maritza in Bulgaria, the sale of Ebute in Nigeria in 2014 and lower margins in the United Kingdom.

•	Asia: An increase of $22 million, primarily due to improved availability at Masinloc in the Philippines and the commencement of operations at Mong Duong in Vietnam.

•	Corp/Other: An improvement of $14 million, primarily driven by lower Parent interest expense as a result of the reduction in recourse debt.

For the nine months ended September 30, 2015, Adjusted EPS decreased $0.01, to $0.88, primarily driven by an overall negative contribution from the Company's SBUs and devaluation in foreign currencies, partially offset by capital allocation and a lower adjusted effective tax rate. Year-to-date 2015 Adjusted PTC decreased $112 million to $825 million. Key operating drivers of Adjusted PTC included:

•
US: A decrease of $48 million, primarily driven by lower wind generation across the Company's wind portfolio and lower wholesale margins at IPL, partially offset by improved availability and higher capacity prices at DPL.

•	Andes: An increase of $45 million, primarily due to a restructuring at Guacolda in Chile and higher energy prices and generation at Chivor in Colombia, partially offset by a weaker Colombian Peso.

•
Brazil: A decrease of $99 million, primarily due to lower demand and higher fixed costs at Sul, the devaluation of the Brazilian Real and the $21 million net impact of liability reversals at Sul in 2014 and at Eletropaulo in 2015.

•
MCAC: A decrease of $36 million, primarily driven by lower spot sales, frequency regulation and planned maintenance in the Dominican Republic, partially offset by higher generation and lower purchased energy as a result of improved hydrology in Panama.

•
Europe: A decrease of $96 million, primarily driven by lower dispatch and market prices, as well as outages at Kilroot in the United Kingdom, the sales of Ebute in Nigeria and wind businesses in the United Kingdom in 2014 and a weaker Euro at Maritza in Bulgaria.

•	Asia: An increase of $33 million, primarily due to the commencement of commercial operations at Mong Duong in Vietnam and improved availability at Masinloc in the Philippines.

•
Corp/Other: An improvement of $89 million, primarily driven by lower Parent interest expense as a result of the reduction in recourse debt, as well as realized foreign currency gains associated with the Company's on-going hedging activities.

Table 4: Guidance & Expectations

$ in Millions, Except Per Share Amounts	Full Year 2015 Guidance		Full Year 2016 Guidance		2017-2018 Expectations
	Prior as of 8/10/15	Current as of 11/5/15	Prior as of 5/11/15	Current as of 11/5/15	Prior as of 5/11/15	Current as of 11/5/15
Proportional Free Cash Flow[1]	$1,000-$1,350	No change	10%-15% Average annual growth	$1,125-$1,475	10%-15% Average annual growth	At least 10% average annual growth
Consolidated Net Cash Provided by Operating Activities	$1,900-$2,700	No change	N/A	$2,200-$3,000	N/A	N/A
Adjusted EPS[1]	$1.25-$1.35	$1.18-$1.25	Flat to modest growth	$1.05-$1.15	6%-8% Average annual growth, more weighted toward 2018	12%-16% Average annual growth, off the lower 2016 base
1 A non-GAAP financial measure. See “Non-GAAP Financial Measures” for definitions and reconciliations to the most comparable GAAP financial measures.

2015 Guidance

•	The Company's 2015 guidance is based on foreign currency and commodity forward curves as of September 30, 2015.

•	The Company is reaffirming its Proportional Free Cash Flow guidance range of $1,000-$1,350 million.

•	The Company is reaffirming its Consolidated Net Cash Provided by Operating Activities guidance range of $1,900-$2,700 million.

•	The Company is lowering its Adjusted EPS guidance range to $1.18-$1.25 from $1.25-$1.35, which is primarily driven by:

◦	The $0.04 impact from bringing forward foreign currency and commodity curves from June 30, 2015 to September 30, 2015;

◦	The $0.03 impact from lower demand and higher interest rates in Brazil; and

◦	A $0.02 impact from outages at DPL and AES Hawaii.

2016 Guidance and 2017-2018 Expectations

•	Outlook primarily reflects:

◦	The negative impact from bringing forward foreign currency and commodity curves from December 31, 2014 to October 15, 2015; and

◦	Lower demand and higher interest rates in Brazil.

◦
To mitigate the impact from these headwinds, the Company is launching $150 million of additional cost reduction and revenue enhancement initiatives, to be realized in $50 million of incremental annual savings over three years, for an annual run rate of $150 million in 2018.

•
Reflecting the drivers above, the Company is revising its prior expectation of 10%-15% average annual growth in Proportional Free Cash Flow and Parent Free Cash Flow in 2016-2018. The Company now expects average annual growth of at least 10%.

◦	The Company is providing its 2016 Proportional Free Cash Flow guidance range of $1,125-$1,475 million, an increase of 11% from the mid-point of its 2015 guidance of $1,000-$1,350 million.

▪	The Company is expecting 2016 Parent Free Cash Flow of $575-$675 million, an increase of 19% from the mid-point of its 2015 expectation of $475-$575 million.

◦	The Company is providing its 2016 Consolidated Net Cash Provided by Operating Activities guidance range of $2,200-$3,000 million.

•	Lowering 2016-2018 Adjusted EPS expectations to reflect a more significant impact from macroeconomic headwinds.

◦
The Company is providing its 2016 Adjusted EPS guidance range of $1.05-$1.15, which is approximately $0.20 lower than its prior expectations. The revision reflects the $0.15 impact from foreign currencies and commodities, the $0.05 impact from lower demand and higher interest rates in Brazil and the $0.04 impact from regulatory changes affecting capacity prices in the United Kingdom and ancillary services in the Dominican Republic, as well as the expected impact from El Nino.

◦
The Company is expecting 12%-16% average annual growth in Adjusted EPS for 2017-2018, relative to the prior expectation of 6%-8% average annual growth off its prior 2015 Adjusted EPS guidance of $1.25-$1.35.

◦	The approximately $0.20 impact on 2016 Adjusted EPS from macroeconomic headwinds is reduced to approximately $0.06 by 2018, largely as a result of revenue enhancement and cost savings initiatives.

Highlights

•	Year-to-Date, the Company invested $345 million to prepay and refinance Parent debt.

◦	Since September 2011, the Company has reduced Parent debt by $1.5 billion, or 23%.

•	Year-to-Date, the Company has repurchased 34 million shares for $423 million. The Company has a new authorization for $400 million, available for share repurchases.

◦	Since its second quarter 2015 earnings call in August 2015, the Company has repurchased 10 million shares for $117 million.

◦	Since September 2011, the Company has repurchased 111 million shares, or 14% of its shares outstanding, for $1.4 billion.

•
The Company currently has 5,782 MW under construction and on track to come on-line through 2018, as previously expected. These projects represent $7 billion in total capital expenditures, with the majority of AES' $1.1 billion in equity already funded.

◦	Year-to-date, the Company has brought on-line 1,312 MW of new capacity and expects to bring on-line an additional 203 MW before the end of 2015.

•
In September, the Company won a competitive bid to supply 350 MW of new capacity to the Electric Transmission Company, SA (ETESA), Panama's electric transmission company. The project includes a 350 MW combined cycle natural gas-fired plant with a 10-year Power Purchase Agreement and a 170,000 m3 LNG storage tank and regasification facility, to supply gas to the plant, as well as to potentially serve growing demand for natural gas in Central America. Construction of the project is expected to begin in early 2016, with commercial operations expected in 2018.

•	In October, the Company closed the sale of its 50% interest in 130 MW of operating solar in Italy for $42 million.

Non-GAAP Financial Measures
See Non-GAAP Financial Measures for definitions of Adjusted Earnings Per Share, Adjusted Pre-Tax Contribution, Proportional Free Cash Flow, as well as reconciliations to the most comparable GAAP financial measures.

Attachments
Consolidated Statements of Operations, Consolidated Balance Sheets, Segment Information, Consolidated Statements of Cash Flows, Non-GAAP Financial Measures, Parent Financial Information, 2015 Financial Guidance Elements and 2016 Financial Guidance Elements.

Conference Call Information
AES will host a conference call on Thursday, November 5, 2015 at 9:00 a.m. Eastern Standard Time (EST). Interested parties may listen to the teleconference by dialing 1-877-201-0168 at least ten minutes before the start of the call. International callers should dial +1-647-788-4901. The Conference ID for this call is 46340749. Internet access to the conference call and presentation materials will be available on the AES website at www.aes.com by selecting “Investors” and then “Presentations and Webcasts.”

A webcast replay, as well as a replay in downloadable MP3 format, will be accessible at www.aes.com beginning shortly after the completion of the call.

About AES
The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 18 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce of 18,500 people is committed to operational excellence and meeting the world’s changing power needs. Our 2014 revenues were $17 billion and we own and manage $39 billion in total assets. To learn more, please visit www.aes.com. Follow AES on Twitter @TheAESCorp.

Safe Harbor Disclosure
This news release contains forward-looking statements within the meaning of the Securities Act of 1933 and of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those related to future earnings, growth and financial and operating performance. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’ current expectations based on reasonable assumptions. Forecasted financial information is based on certain material assumptions. These assumptions include, but are not limited to, our accurate projections of future interest rates, commodity price and foreign currency pricing, continued normal levels of operating performance and electricity volume at our distribution companies and operational performance at our generation businesses consistent with historical levels, as well as achievements of planned productivity improvements and incremental growth investments at normalized investment levels and rates of return consistent with prior experience.

Actual results could differ materially from those projected in our forward-looking statements due to risks, uncertainties and other factors. Important factors that could affect actual results are discussed in AES’ filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7: Management’s Discussion & Analysis in AES’ 2014 Annual Report on Form 10-K and in subsequent reports filed with the SEC. Readers are encouraged to read AES’ filings to learn more about the risk factors associated with AES’ business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any Stockholder who desires a copy of the Company’s 2014 Annual Report on Form 10-K dated on or about February 25, 2015 with the SEC may obtain a copy (excluding Exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made. A copy of the Form 10-K may be obtained by visiting the Company’s website at www.aes.com.

#

THE AES CORPORATION
Condensed Consolidated Statements of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions, except per share amounts)
Revenue:
Regulated	$1,903	$2,378	$5,991	$6,636
Non-Regulated	1,818	2,063	5,572	6,378
Total revenue	3,721	4,441	11,563	13,014
Cost of Sales:
Regulated	(1,660)	(1,956)	(5,101)	(5,732)
Non-Regulated	(1,388)	(1,718)	(4,314)	(4,902)
Total cost of sales	(3,048)	(3,674)	(9,415)	(10,634)
Operating margin	673	767	2,148	2,380
General and administrative expenses	(45)	(45)	(150)	(148)
Interest expense	(388)	(390)	(1,061)	(1,086)
Interest income	150	69	373	205
Loss on extinguishment of debt	(20)	(47)	(165)	(196)
Other expense	(18)	(12)	(52)	(37)
Other income	13	12	43	56
Gain on disposals and sale of investments	23	362	24	363
Goodwill impairment expense	—	—	—	(154)
Asset impairment expense	(231)	(15)	(276)	(90)
Foreign currency transaction gains (losses)	9	(79)	1	(91)
Other non-operating expense	—	(16)	—	(60)
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES AND EQUITY IN EARNINGS OF AFFILIATES	166	606	885	1,142
Income tax expense	(45)	(92)	(261)	(303)
Net equity in earnings (losses) of affiliates	82	(6)	97	39
INCOME FROM CONTINUING OPERATIONS	203	508	721	878
Income from operations of discontinued businesses, net of income tax expense of $0, $0, $0 and $22, respectively	—	—	—	27
Net loss from disposal and impairments of discontinued businesses, net of income tax expense of $0, $0, $0 and $4, respectively	—	—	—	(56)
NET INCOME	203	508	721	849
Noncontrolling interests:
Less: (Income) from continuing operations attributable to noncontrolling interests	(23)	(20)	(330)	(295)
Less: Loss from discontinued operations attributable to noncontrolling interests	—	—	—	9
Total net income attributable to noncontrolling interests	(23)	(20)	(330)	(286)
NET INCOME ATTRIBUTABLE TO THE AES CORPORATION	$180	$488	$391	$563
AMOUNTS ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS:
Income from continuing operations, net of tax	$180	$488	$391	$583
Loss from discontinued operations, net of tax	—	—	—	(20)
Net income	$180	$488	$391	$563
BASIC EARNINGS PER SHARE:
Income from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.27	$0.68	$0.57	$0.81
Loss from discontinued operations attributable to The AES Corporation common stockholders, net of tax	—	—	—	(0.03)
NET INCOME ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.27	$0.68	$0.57	$0.78
DILUTED EARNINGS PER SHARE:
Income from continuing operations attributable to The AES Corporation common stockholders, net of tax	$0.26	$0.67	$0.56	$0.81
Loss from discontinued operations attributable to The AES Corporation common stockholders, net of tax	—	—	—	(0.03)
NET INCOME ATTRIBUTABLE TO THE AES CORPORATION COMMON STOCKHOLDERS	$0.26	$0.67	$0.56	$0.78
DILUTED SHARES OUTSTANDING	682	740	694	727
DIVIDENDS DECLARED PER COMMON SHARE	$0.10	$0.05	$0.20	$0.10

THE AES CORPORATION
Strategic Business Unit (SBU) Information
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)
REVENUE
US	$923	$1,002	$2,751	$2,896
Andes	652	704	1,894	2,048
Brazil	1,065	1,548	3,710	4,526
MCAC	597	693	1,796	2,023
Europe	292	371	921	1,067
Asia	195	125	501	456
Corporate, Other and Inter-SBU eliminations	(3)	(2)	(10)	(2)

Total Revenue	$3,721	$4,441	$11,563	$13,014

THE AES CORPORATION
Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2015	December 31, 2014
	(in millions, except share and per share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,437	$1,539
Restricted cash	341	283
Short-term investments	453	709
Accounts receivable, net of allowance for doubtful accounts of $85 and $96, respectively	2,477	2,709
Inventory	670	702
Deferred income taxes	155	275
Prepaid expenses	121	175
Other current assets	1,514	1,434
Current assets of held-for-sale businesses	52	—
Total current assets	7,220	7,826
NONCURRENT ASSETS
Property, Plant and Equipment:
Land	704	870
Electric generation, distribution assets and other	28,307	30,459
Accumulated depreciation	(9,264)	(9,962)
Construction in progress	2,716	3,784
Property, plant and equipment, net	22,463	25,151
Other Assets:
Investments in and advances to affiliates	601	537
Debt service reserves and other deposits	339	411
Goodwill	1,473	1,458
Other intangible assets, net of accumulated amortization of $131 and $158, respectively	251	281
Deferred income taxes	503	662
Service concession assets	1,554	—
Other noncurrent assets	2,596	2,640
Total other assets	7,317	5,989
TOTAL ASSETS	$37,000	$38,966
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$1,729	$2,278
Accrued interest	341	260
Accrued and other liabilities	2,134	2,326
Recourse debt	—	151
Non-recourse debt, including $217 and $240, respectively, related to variable interest entities	2,300	1,982
Current liabilities of held-for-sale businesses	30	—
Total current liabilities	6,534	6,997
NONCURRENT LIABILITIES
Recourse debt	5,107	5,107
Non-recourse debt, including $1,050 and $1,030, respectively, related to variable interest entities	13,291	13,618
Deferred income taxes	1,185	1,277
Pension and other post-retirement liabilities	978	1,342
Other noncurrent liabilities	2,906	3,222
Total noncurrent liabilities	23,467	24,566
Contingencies and Commitments (see Note 9)
Redeemable stock of subsidiaries	538	78
EQUITY
THE AES CORPORATION STOCKHOLDERS’ EQUITY
Common stock ($0.01 par value, 1,200,000,000 shares authorized; 815,846,624 issued and 674,461,074 outstanding at September 30, 2015 and 814,539,146 issued and 703,851,297 outstanding at December 31, 2014)	8	8
Additional paid-in capital	8,710	8,409
Retained earnings	370	512
Accumulated other comprehensive loss	(3,758)	(3,286)
Treasury stock, at cost (141,385,550 shares at September 30, 2015 and 110,687,849 shares at December 31, 2014)	(1,763)	(1,371)
Total AES Corporation stockholders’ equity	3,567	4,272
NONCONTROLLING INTERESTS	2,894	3,053
Total equity	6,461	7,325
TOTAL LIABILITIES AND EQUITY	$37,000	$38,966

THE AES CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in millions)
OPERATING ACTIVITIES:
Net income	$203	$508	$721	$849
Adjustments to net income:
Depreciation and amortization	283	312	880	937
Gain on sale of businesses	(24)	(363)	(24)	(363)
Impairment expenses	231	31	276	304
Deferred income taxes	(25)	31	(8)	83
Releases of contingencies	43	7	(91)	(41)
Loss on the extinguishment of debt	20	47	165	196
Loss on sale of assets	11	11	23	19
Loss on disposals and impairments — discontinued operations	—	—	—	51
Other	(20)	90	50	135
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	130	(182)	(314)	(494)
(Increase) decrease in inventory	43	(36)	(11)	(75)
(Increase) decrease in prepaid expenses and other current assets	245	60	377	(12)
(Increase) decrease in other assets	(288)	(123)	(1,103)	(439)
Increase (decrease) in accounts payable and other current liabilities	59	180	238	(14)
Increase (decrease) in income tax payables, net and other tax payables	5	(63)	(126)	(239)
Increase (decrease) in other liabilities	(1)	253	452	319
Net cash provided by operating activities	915	763	1,505	1,216
INVESTING ACTIVITIES:
Capital Expenditures	(519)	(481)	(1,687)	(1,389)
Acquisitions, net of cash acquired	1	—	(17)	(728)
Proceeds from the sale of businesses, net of cash sold	94	778	96	1,668
Proceeds from the sale of assets	—	13	1	29
Sale of short-term investments	1,223	1,137	3,683	3,335
Purchase of short-term investments	(1,335)	(1,461)	(3,605)	(3,386)
(Increase) decrease in restricted cash, debt service reserves and other assets	(9)	35	(60)	162
Other investing	(24)	6	(50)	(55)
Net cash (used in) provided by investing activities	(569)	27	(1,639)	(364)
FINANCING ACTIVITIES:
Borrowings under the revolving credit facilities	316	21	677	758
Repayments under the revolving credit facilities	(285)	(137)	(644)	(744)
Issuance of recourse debt	—	—	575	1,525
Repayments of recourse debt	—	(356)	(915)	(2,019)
Issuance of non-recourse debt	1,341	543	3,281	2,253
Repayments of non-recourse debt	(1,011)	(290)	(2,468)	(1,639)
Payments for financing fees	(25)	(6)	(65)	(111)
Distributions to noncontrolling interests	(69)	(180)	(182)	(377)
Contributions from noncontrolling interests	20	4	117	114
Proceeds from the sale of redeemable stock of subsidiaries	—	—	461	—
Dividends paid on AES common stock	(68)	(36)	(209)	(108)
Payments for financed capital expenditures	(26)	(48)	(110)	(360)
Purchase of treasury stock	(101)	(108)	(408)	(140)
Other financing	5	(1)	(24)	4
Net cash provided by (used in) financing activities	97	(594)	86	(844)
Effect of exchange rate changes on cash	(21)	(41)	(40)	(55)
Decrease in cash of discontinued businesses	—	—	—	75
Cash at held-for-sale businesses	(7)	—	(14)	—
Total (decrease) increase in cash and cash equivalents	415	155	(102)	28
Cash and cash equivalents, beginning	1,022	1,515	1,539	1,642
Cash and cash equivalents, ending	$1,437	$1,670	$1,437	$1,670
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest, net of amounts capitalized	$210	$226	$875	$902
Cash payments for income taxes, net of refunds	$72	$69	$319	$401
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Assets received upon sale of subsidiaries	$—	$—	$—	$44
Assets acquired through capital lease	$2	$—	$12	$13

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(in millions)
Calculation of Maintenance Capital Expenditures for Free Cash Flow (1) Reconciliation Below:
Maintenance Capital Expenditures	$111	$169	$417	$458
Environmental Capital Expenditures	63	62	193	172
Growth Capital Expenditures	371	298	1,187	1,119
Total Capital Expenditures	$545	$529	$1,797	$1,749

Reconciliation of Proportional Operating Cash Flow(2)
Consolidated Operating Cash Flow	$915	$763	$1,505	$1,216
Add: capital expenditures related to service concession assets (4)	77	—	148	—
Less: Proportional Adjustment Factor (3) (6)	(276)	(208)	(361)	(251)
Proportional Operating Cash Flow (2)	$716	$555	$1,292	$965

Reconciliation of Free Cash Flow(1)
Consolidated Operating Cash Flow	$915	$763	$1,505	$1,216
Add: capital expenditures related to service concession assets (4)	77	—	148	—
Less: Maintenance Capital Expenditures, net of reinsurance proceeds	(111)	(169)	(417)	(458)
Less: Non-Recoverable Environmental Capital Expenditures	(17)	(16)	(43)	(52)
Free Cash Flow(1)	$864	$578	$1,193	$706

Reconciliation of Proportional Free Cash Flow(1),(2)
Proportional Adjusted Operating Cash Flow	$716	$555	$1,292	$965
Less: Proportional Maintenance Capital Expenditures, net of reinsurance proceeds (3)	(80)	(116)	(310)	(322)
Less: Proportional Non-Recoverable Environmental Capital Expenditures (3) (5)	(15)	(12)	(34)	(39)
Proportional Free Cash Flow(1),(2)	$621	$427	$948	$604

(1)
Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Beginning in Q1 2015, the definition was revised to also exclude cash flows related to service concession assets. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
The proportional adjustment factor, proportional maintenance capital expenditures (net of reinsurance proceeds), and proportional non-recoverable environmental capital expenditures are calculated by multiplying the percentage owned by non-controlling interests for each entity by its corresponding consolidated cash flow metric and adding up the resulting figures. For example, the Company owns approximately 71% of AES Gener, its subsidiary in Chile. Assuming a consolidated net cash flow from operating activities of $100 from AES Gener, the proportional adjustment factor for AES Gener would equal approximately $29 (or $100 x 29%). The Company calculates the proportional adjustment factor for each consolidated business in this manner and then adds these amounts together to determine the total proportional adjustment factor used in the reconciliation. The proportional adjustment factor may differ from the proportion of income attributable to noncontrolling interests as a result of (a) non-cash items which impact income but not cash and (b) AES’ ownership interest in the subsidiary where such items occur.

(4)	Service concession asset expenditures excluded from free cash flow and proportional free cash flow non-GAAP metric.

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

(5)
Excludes IPALCO’s proportional recoverable environmental capital expenditures of $35 million and $47 million for the three months ended September 30, 2015 and September 30, 2014, as well as, $121 million and $121 million for the nine months ended September 30, 2015 and September 30, 2014, respectively.

(6)
Includes proportional adjustment amount for service concession asset expenditures of $39 million and $76 million for the three and nine months ended September 30, 2015. The Company adopted service concession accounting effective January 1, 2015.

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

Adjusted pre-tax contribution (“adjusted PTC”) and Adjusted earnings per share (“adjusted EPS”) are non-GAAP supplemental measures that are used by management and external users of our consolidated financial statements such as investors, industry analysts and lenders.
We define adjusted PTC as pre-tax income from continuing operations attributable to AES excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. Adjusted PTC also includes net equity in earnings of affiliates on an after-tax basis adjusted for the same gains or losses excluded from consolidated entities.
We define adjusted EPS as diluted earnings per share from continuing operations excluding gains or losses of both consolidated entities and entities accounted for under the equity method due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt.
The GAAP measure most comparable to adjusted PTC is income from continuing operations attributable to AES. The GAAP measure most comparable to adjusted EPS is diluted earnings per share from continuing operations. We believe that adjusted PTC and adjusted EPS better reflect the underlying business performance of the Company and are considered in the Company’s internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose of or acquire business interests or retire debt, which affect results in a given period or periods. In addition, for adjusted PTC, earnings before tax represents the business performance of the Company before the application of statutory income tax rates and tax adjustments, including the effects of tax planning, corresponding to the various jurisdictions in which the Company operates. Adjusted PTC and adjusted EPS should not be construed as alternatives to income from continuing operations attributable to AES and diluted earnings per share from continuing operations, which are determined in accordance with GAAP.

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014			Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share(Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax		Net of NCI(1)	Per Share (Diluted) Net of NCI(1) and Tax
	(In millions, except per share amounts)
Income (loss) from continuing operations attributable to AES and Diluted EPS	$180	$0.26		$488	$0.67		$391	$0.56		$583	$0.81
Add back income tax expense (benefit) from continuing operations attributable to AES	11			64			107			138
Pre-tax contribution	$191			$552			$498			$721
Adjustments
Unrealized derivative (gains)/ losses(2)	$(12)	$(0.01)		$11	$0.01		$(29)	$(0.03)		$(21)	$(0.02)
Unrealized foreign currency transaction (gains)/ losses(3)	6	—		62	0.06		50	0.05		95	0.07
Disposition/ acquisition (gains)/ losses	(23)	(0.02)	(4)	(367)	(0.51)	(5)	(32)	(0.04)	(4)	(366)	(0.51)	(5)
Impairment losses	139	0.14	(6)	30	0.08	(7)	175	0.18	(8)	295	0.34	(9)
Loss on extinguishment of debt	21	0.02	(10)	66	0.06	(11)	163	0.16	(12)	213	0.20	(13)
Adjusted PTC and Adjusted EPS	$322	$0.39		$354	$0.37		$825	$0.88		$937	$0.89
_____________________________

(1)	NCI is defined as Noncontrolling Interests.

(2)
Unrealized derivative (gains) losses were net of income tax per share of (0.01) and $0.00 in the three months ended September 30, 2015 and 2014, and of $(0.01) and $(0.01) in the nine months ended September 30, 2015 and 2014, respectively.

(3)
Unrealized foreign currency transaction (gains) losses were net of income tax per share of $0.01 and $0.03 in the three months ended September 30, 2015 and 2014, and of $0.03 and $0.04 in the nine months ended September 30, 2015 and 2014, respectively.

(4)	Amount primarily relates to the gain from the sale of Armenia Mountain of $22 million ($14 million, or $0.02 per share, net of income tax per share of $0.01).

(5)
Amount primarily relates to the gain from the sale of a noncontrolling interest in Masinloc of $283 million ($283 million, or $0.39 per share, net of income tax per share of $0.00), the gain from the sale of the UK Wind (Operating Projects) of $78 million ($78 million, or $0.11 per share, net of income tax per share of $0.00), the tax benefit of $12 million ($0.02 per share) associated with the agreement executed in September 2014 to sell a noncontrolling interest in our Dominican Republic businesses, and the tax expense of $4 million ($0.01 per share) related to the Silver Ridge Power transaction.

THE AES CORPORATION
NON-GAAP FINANCIAL MEASURES
(Unaudited)

RECONCILIATION OF ADJUSTED PRE-TAX CONTRIBUTION (PTC) AND ADJUSTED EPS

(6)
Amount primarily relates to the asset impairments at Kilroot of $113 million ($74 million, or $0.11 per share, net of income tax per share of $0.05) and at Buffalo Gap III of $118 million ($18 million, or $0.03 per share, net of noncontrolling interest of $90 million and of income tax per share of $0.01).

(7)
Amount primarily relates to the other-than-temporary impairment of our equity method investment at Entek of $18 million ($12 million, or $0.02 per share, net of income tax per share of $0.01), the asset impairment at Ebute of $15 million ($23 million, or $0.03 per share, net of noncontrolling interest of $1 million and of income tax per share of $(0.01)), and a tax benefit of $25 million ($0.03 per share) associated with the previously recognized goodwill impairment at DPLER.

(8)
Amount primarily relates to the asset impairments at Kilroot of $113 million ($74 million, or $0.11 per share, net of income tax per share of $0.05), at UK Wind (Development Projects) of $38 million ($30 million, or $0.04 per share, net of income tax per share of $0.00), and at Buffalo Gap III of $118 million ($18 million, or $0.03 per share, net of noncontrolling interest of $90 million and of income tax per share of $0.01).

(9)
Amount primarily relates to the goodwill impairments at DPLER of $136 million ($117 million, or $0.16 per share, net of income tax per share of $0.03), and at Buffalo Gap of $18 million ($18 million, or $0.03 per share, net of income tax per share of $0.00) and asset impairments at Ebute of $67 million ($57 million, or $0.08 per share, net of noncontrolling interest of $3 million and of income tax per share of $0.01), at DPL of $12 million ($8 million, or $0.01 per share, net of income tax per share of $0.01), and at UK Wind (Newfield) of $11 million ($6 million, or $0.00 per share, net of noncontrolling interest of $6 million and of income tax per share of $0.00) as well as the other-than-temporary impairments of our equity method investment at Silver Ridge Power of $42 million ($28 million, or $0.04 per share, net of income tax per share of $0.02) and at Entek of $18 million ($12 million, or $0.02 per share, net of income tax per share of $0.01).

(10)
Amount primarily relates to the loss on early retirement of debt at Gener of $11 million ($5 million, or $0.01 per share, net of noncontrolling interest of $3 million and of income tax per share of $0.00), at Electrica Ventanas of $7 million ($3 million, or $0.00 per share, net of noncontrolling interest of $2 million and of income tax per share of $0.00), at the Parent Company of $3 million ($0 million, or $0.00 per share, net of income tax per share of $0.00), and at IPL of $3 million ($1 million, or $0.00 per share, net of income tax per share of $0.00).

(11)
Amount primarily relates to the loss on early retirement of debt at the Parent Company of $43 million ($25 million, or $0.03 per share, net of income tax per share of $0.03), at UK Wind (Operating Projects) of $18 million ($14 million, or $0.02 per share, net of income tax per share of $0.01), at Gener of $6 million ($3 million, or $0.00 per share, net of noncontrolling interest of $2 million and income tax per share of $0.00).

(12)
Amount primarily relates to the loss on early retirement of debt at the Parent Company of $113 million ($76 million, or $0.11 per share, net of income tax per share of $0.05), at IPL of $22 million ($11 million, or $0.02 per share, net of noncontrolling interest of $5 million and of income tax per share of $0.01), at Panama of $15 million ($5 million, or $0.01 per share, net of noncontrolling interest of $7 million and of income tax per share of $0.00), at Gener of $11 million ($5 million, or $0.01 per share, net of noncontrolling interest of $3 million and of income tax per share of $0.00), at Electrica Ventanas of $7 million ($3 million, or $0.00 per share, net of noncontrolling interest of $2 million and of income tax per share of $0.00), and at Sul of $4 million ($3 million, or $0.00 per share, net of income tax per share of $0.00).

(13)
Amount primarily relates to the loss on early retirement of debt at the Parent Company of $188 million ($123 million, or $0.17 per share, net of income tax per share of $0.09), at UK Wind (Operating Projects) of $18 million ($14 million, or $0.02 per share, net of income tax per share of $0.01), and at Gener of $8 million ($4 million, or $0.01 per share, net of noncontrolling interest of $2 million and income tax per share of $0.00).

The AES Corporation
Parent Financial Information
Parent only data: last four quarters
(in millions)	Quarters Ended
Total subsidiary distributions & returns of capital to Parent	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	Actual	Actual	Actual	Actual
Subsidiary distributions(1) to Parent & QHCs	$917	$1,119	$1,094	$1,151
Returns of capital distributions to Parent & QHCs	26	57	75	85
Total subsidiary distributions & returns of capital to Parent	$943	$1,176	$1,169	$1,236
Parent only data: quarterly
($ in millions)	Quarter Ended
Total subsidiary distributions & returns of capital to Parent	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	Actual	Actual	Actual	Actual
Subsidiary distributions to Parent & QHCs	$93	$235	$175	$414
Returns of capital distributions to Parent & QHCs	0	8	0	18
Total subsidiary distributions & returns of capital to Parent	$93	$243	$175	$432
Parent Company Liquidity (2)
($ in millions)	Balance at
	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	Actual	Actual	Actual	Actual
Cash at Parent & Cash at QHCs (3)	$6	$40	$292	$507
Availability under credit facilities	625	739	739	739
Ending liquidity	$631	$779	$1031	$1246

(1)
Subsidiary distributions should not be construed as an alternative to Net Cash Provided by Operating Activities which are determined in accordance with GAAP. Subsidiary distributions are important to the Parent Company because the Parent Company is a holding company that does not derive any significant direct revenues from its own activities but instead relies on its subsidiaries’ business activities and the resultant distributions to fund the debt service, investment and other cash needs of the holding company. The reconciliation of the difference between the subsidiary distributions and the Net Cash Provided by Operating Activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature. These factors include, but are not limited to, retention of cash to fund capital expenditures at the subsidiary, cash retention associated with non-recourse debt covenant restrictions and related debt service requirements at the subsidiaries, retention of cash related to sufficiency of local GAAP statutory retained earnings at the subsidiaries, retention of cash for working capital needs at the subsidiaries, and other similar timing differences between when the cash is generated at the subsidiaries and when it reaches the Parent Company and related holding companies.

(2)
Parent Company Liquidity is defined as cash at the Parent Company plus availability under corporate credit facilities plus cash at qualified holding companies (QHCs). AES believes that unconsolidated Parent Company liquidity is important to the liquidity position of AES as a Parent Company because of the non-recourse nature of most of AES’s indebtedness.

(3)
The cash held at QHCs represents cash sent to subsidiaries of the company domiciled outside of the US. Such subsidiaries had no contractual restrictions on their ability to send cash to AES, the Parent Company. Cash at those subsidiaries was used for investment and related activities outside of the US. These investments included equity investments and loans to other foreign subsidiaries as well as development and general costs and expenses incurred outside the US. Since the cash held by these QHCs is available to the Parent, AES uses the combined measure of subsidiary distributions to Parent and QHCs as a useful measure of cash available to the Parent to meet its international liquidity needs.

THE AES CORPORATION
2015 FINANCIAL GUIDANCE ELEMENTS(1), (2)

2015 Financial Guidance
As of 11/5/15
	Consolidated	Proportional
Income Statement Guidance
Adjusted Earnings Per Share (3)	$1.18-$1.25
Cash Flow Guidance
Net Cash Provided by Operating Activities	$1,900-$2,700 million
Free Cash Flow (4)		$1,000-$1,350 million
Reconciliation of Free Cash Flow Guidance
Net Cash from Operating Activities	$1,900-$2,700 million	$1,600-$1,950 million
Less: Maintenance Capital Expenditures	$650-$950 million	$450-$750 million
Free Cash Flow (4)	$1,100-$1,900 million	$1,000-$1,350 million

(1)	2015 Guidance is based on expectations for future foreign exchange rates and commodity prices as of September 30, 2015.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Beginning in Q1 2015, the definition was revised to also exclude cash flows related to service concession assets. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
Adjusted earnings per share (a non-GAAP financial measure) is defined as diluted earnings per share from continuing operations excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. AES believes that adjusted earnings per share better reflects the underlying business performance of the Company, and is considered in the Company's internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose or acquire business interests or retire debt, which affect results in a given period or periods. Adjusted earnings per share should not be construed as an alternative to diluted earnings per share from continuing operations, which is determined in accordance with GAAP.

(4)
Free Cash Flow is reconciled above. Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.

THE AES CORPORATION
2016 FINANCIAL GUIDANCE ELEMENTS(1), (2)

2016 Financial Guidance
As of 11/5/15
	Consolidated	Proportional
Income Statement Guidance
Adjusted Earnings Per Share (3)	$1.05-$1.15
Cash Flow Guidance
Net Cash Provided by Operating Activities	$2,200-$3,000
Free Cash Flow (4)		$1,125-$1,475
Reconciliation of Free Cash Flow Guidance
Net Cash from Operating Activities	$2,200-$3,000	$1,625-$1,975
Less: Maintenance Capital Expenditures	$550-$850	$350-$650
Free Cash Flow (4)	$1,500-$2,300	$1,125-$1,475

(1)	2016 Guidance is based on expectations for future foreign exchange rates and commodity prices as of October 15, 2015.

(2)
AES is a holding company that derives its income and cash flows from the activities of its subsidiaries, some of which may not be wholly-owned by the Company. Accordingly, the Company has presented certain financial metrics which are defined as Proportional (a non-GAAP financial measure). Proportional metrics present the Company's estimate of its share in the economics of the underlying metric. The Company believes that the Proportional metrics are useful to investors because they exclude the economic share in the metric presented that is held by non-AES shareholders. For example, Net Cash from Operating Activities (Operating Cash Flow) is a GAAP metric which presents the Company's cash flow from operations on a consolidated basis, including operating cash flow allocable to noncontrolling interests. Proportional Operating Cash Flow removes the share of operating cash flow allocable to noncontrolling interests and therefore may act as an aid in the valuation of the Company. Beginning in Q1 2015, the definition was revised to also exclude cash flows related to service concession assets. Proportional metrics are reconciled to the nearest GAAP measure. Certain assumptions have been made to estimate our proportional financial measures. These assumptions include: (i) the Company's economic interest has been calculated based on a blended rate for each consolidated business when such business represents multiple legal entities; (ii) the Company's economic interest may differ from the percentage implied by the recorded net income or loss attributable to noncontrolling interests or dividends paid during a given period; (iii) the Company's economic interest for entities accounted for using the hypothetical liquidation at book value method is 100%; (iv) individual operating performance of the Company's equity method investments is not reflected and (v) inter-segment transactions are included as applicable for the metric presented.

(3)
Adjusted earnings per share (a non-GAAP financial measure) is defined as diluted earnings per share from continuing operations excluding gains or losses of the consolidated entity due to (a) unrealized gains or losses related to derivative transactions, (b) unrealized foreign currency gains or losses, (c) gains or losses due to dispositions and acquisitions of business interests, (d) losses due to impairments, and (e) costs due to the early retirement of debt. The GAAP measure most comparable to Adjusted EPS is diluted earnings per share from continuing operations. AES believes that adjusted earnings per share better reflects the underlying business performance of the Company, and is considered in the Company's internal evaluation of financial performance. Factors in this determination include the variability due to unrealized gains or losses related to derivative transactions, unrealized foreign currency gains or losses, losses due to impairments and strategic decisions to dispose or acquire business interests or retire debt, which affect results in a given period or periods. Adjusted earnings per share should not be construed as an alternative to diluted earnings per share from continuing operations, which is determined in accordance with GAAP.

(4)
Free Cash Flow is reconciled above. Free cash flow (a non-GAAP financial measure) is defined as net cash from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), net of reinsurance proceeds from third parties. AES believes that free cash flow is a useful measure for evaluating our financial condition because it represents the amount of cash provided by operations less maintenance capital expenditures as defined by our businesses, that may be available for investing or for repaying debt.